                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C.  20549

                       Amendment No. 2 to Schedule 13E-3
                       Rule 13e-3 Transaction Statement
         (Under Section 13(e) of the Securities Exchange Act of 1934)


                          BFX HOSPITALITY GROUP, INC.
--------------------------------------------------------------------------------
                             (Name of the Issuer)

                          BFX HOSPITALITY GROUP, INC.
                           HOSPITALITY CONCEPTS, LLC
                               ROBERT H. MCLEAN
                             WALTER D. ROGERS, JR.
                                HAMPTON HODGES
                                 ROBERT KORMAN
                                FRANK J. MILAN
                                 TERRY KEARNEY
--------------------------------------------------------------------------------
                     (Name of Person(s) Filing Statement)

                         Common Stock, $.05 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   119885200
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                               Robert H. McLean
                         226 Bailey Avenue, Suite 101
                           Fort Worth, Texas  76107
                                (817) 332-4761
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


This statement is filed in connection with (check the appropriate box):

a.   [X]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.   [_]   The filing of a registration statement under the Securities Act of
           1933.
c.   [_]   A tender offer.
d.   [_]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                           Calculation of Filing Fee

--------------------------------------------------------------------------------
        Transaction valuation*                     Amount of filing fee
--------------------------------------------------------------------------------
              $9,984,199                                   $1,997
--------------------------------------------------------------------------------

     * The filing fee is calculated based on $2.25 per share of common stock, with 4,400,866 shares of common stock outstanding, and the difference of $2.25 and the exercise price of each outstanding option.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:     $1,997
     Form or Registration No.:   Schedule 14A
     Filing Party:               BFX Hospitality Group, Inc.
     Date Filed:                 August 17, 2000

                                SCHEDULE 13E-3


Reference is made to the preliminary proxy statement of BFX Hospitality Group, Inc. ("BFX") filed with the Securities and Exchange Commission on September 22, 2000 and which is an exhibit to this Schedule 13E-3.

Capitalized terms in this Schedule 13E-3 have the same meanings ascribed to them in the Proxy Statement.

Item 1.  Summary Term Sheet.
         ------------------

         The information set forth under the Section of the Proxy Statement entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.  Subject Company Information.
         ---------------------------

         (a)   Name and Address.  The information set forth on the first page of
               ----------------
               the Proxy Statement and under the Section of the Proxy Statement entitled "The Parties - The Company" is incorporated herein by reference.
         (b)   Securities.  The information set forth on the first page of the
               ----------
               Proxy Statement is incorporated herein by reference.
         (c)   Trading Market and Price.  The information set forth under the
               ------------------------
               Section of the Proxy Statement entitled "Market Information" is incorporated herein by reference.
         (d)   Dividends.*
               ---------
         (e)   Prior Public Offerings.*
               ----------------------
         (f)   Prior Stock Purchases.  The information set forth in the Proxy
               ---------------------
               Statement under the Section entitled "Purchases of Common Stock by and Other Transactions with Certain Persons" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Persons.
         -----------------------------------------

         (a)   Name and Address.  The information set forth in the Sections of
               ----------------
               the Proxy Statement entitled "The Parties - Hospitality and its Subsidiaries", "The Parties - Members of the Management Group" and "Security Ownership" is incorporated herein by reference.

         (b)   Business and Background of Entities.  The information set forth
               -----------------------------------
               in the Section of the Proxy Statement entitled "The Parties - Hospitality and its Subsidiaries" is incorporated herein by reference. During the last five years, neither Hospitality nor American has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.
         (c)   Business and Background of Natural Persons.  The information set
               ------------------------------------------
               forth in the Sections of the Proxy Statement entitled "The Parties" and "The Merger and Related Special Factors - Conflicts of Interest" is incorporated herein by reference. During the last five years, no director or executive officer of Hospitality or American or any member of the Management Group has been

-------------------
*   Indicates Item is not applicable.

               convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

               BFX is a Delaware corporation. Each of Hospitality and American is a Delaware limited liability company. Each director and executive officer of BFX, Hospitality and American is a U.S. citizen.

Item 4.  Terms of the Transaction.
         ------------------------

         (a)   Material Terms.  The information set forth under the Sections of
               --------------
               the Proxy Statement entitled "Summary Term Sheet - Purposes of Special Meeting", "Summary Term Sheet - Voting Rights", "Summary Term Sheet -Effective Time of the Merger", "Summary Term Sheet - Required Vote", "Summary Term Sheet - Certain Effects of the Merger", "Summary Term Sheet - Merger Agreement", "Summary Term Sheet - Material U.S. Federal Income Tax Consequences of the Merger", "Summary Term Sheet -Accounting Treatment of the Merger", "The Parties - Hospitality and its Subsidiaries", "The Special Meeting - Record Date, Voting Securities and Quorum", "The Special Meeting - Vote Required", "The Merger and Related Special Factors - Purpose of and Reasons for the Merger; Certain Effects of the Merger" and "The Merger and Related Special Factors - Material U.S. Federal Income Tax Consequences of the Merger" is incorporated herein by reference.
         (c)   Different Terms.*
               ---------------
         (d)   Appraisal Rights.  The information set forth under the Sections
               ----------------
               of the Proxy Statement entitled "Summary Term Sheet - Appraisal Rights" and "The Merger and Related Special Factors - Rights of Dissenting Stockholders" is incorporated herein by reference.
         (e)   Provisions for Unaffiliated Security Holders.  The information
               --------------------------------------------
               set forth under the Section of the Proxy Statement entitled "Available Information" is incorporated herein by reference.
         (f)   Eligibility for Listing or Trading.*
               ----------------------------------

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.
         --------------------------------------------------------

         (a)   Transactions.  The information set forth under the Section of the
               ------------
               Proxy Statement entitled "Purchases of Common Stock by and Other Transactions with Certain Persons" is incorporated herein by reference.

         (b)   Significant Corporate Events.  The information set forth in the
               ----------------------------
               Sections of the Proxy Statement entitled "Summary Term Sheet - Merger Agreement", "The Merger and Related Special Factors - Background of the Company" and "The Merger Agreement" is incorporated herein by reference.
         (c)   Negotiations or Contacts.*
               ------------------------
         (e)   Agreements Involving the Company's Securities.  None.
               ---------------------------------------------

-------------------
*   Indicates Item is not applicable.

Item 6.  Purposes of the Transaction and Plans or Proposals.
         --------------------------------------------------

         (b)   Use of Securities Acquired.  The information set forth in the
               --------------------------
               Sections of the Proxy Statement entitled "The Special Meeting - Matters to be Considered at the Special Meeting", "Summary Term Sheet - Certain Effects of the Merger", "Summary Term Sheet - Merger Agreement," "The Merger and Related Special Factors - Purpose of and Reasons for the Merger; Certain Effects of the Merger", "The Merger Agreement - Conversion of Securities in the Merger; Treatment of Derivatives" and "The Merger Agreement - Payment for and Surrender of Company Common Shares" is incorporated herein by reference.
         (c)   Plans.  The information set forth in the Sections of the Proxy
               -----
               Statement entitled "Summary Term Sheet - Certain Effects of the Merger", "Summary Term Sheet - Future Plans for the Company", "Summary Term Sheet - Merger Agreement", "The Merger and Related Special Factors - Purpose of and Reasons for the Merger; Certain Effects of the Merger", "The Merger and Related Special Factors - Future Plans of the Company", "The Merger and Related Special Factors - Estimated Fees and Expenses; Source of Funds" and "The Merger Agreement" is incorporated herein by reference.

Item 7.  Purpose(s), Alternatives, Reasons and Effects.
         ---------------------------------------------

         (a)   Purposes.  The information set forth under the first and
               --------
               fifteenth paragraphs under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Background of the Company" and the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Purpose of and Reasons for the Merger; Certain Effects of the Merger" is incorporated herein by reference.
         (b)   Alternatives.  The information set forth under the twenty-fifth
               ------------
               paragraph under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Background of the Company" and the second to last paragraph under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Purpose of and Reasons for the Merger; Certain Effects of the Merger" is incorporated herein by reference.
         (c)   Reasons.  The information set forth under the Sections of the
               -------
               Proxy Statement entitled "The Merger and Related Special
               Factors - Purpose of and Reasons for the Merger; Certain Effects of the Merger", "The Merger and Related Special Factors - Determination of Fairness of the Merger by the Independent Committee and the Board of Directors" and "The Merger and Related Special Factors - Determination of Fairness of the Merger by Hospitality, American and the Management Group" is incorporated herein by reference.
         (d)   Effects.  The information set forth under the  Sections of the
               -------
               Proxy Statement entitled "Summary Term Sheet - Certain Effects of the Merger", "Summary Term Sheet - Merger Agreement", "Summary Term Sheet - Material U.S. Federal Income Tax Consequences of the Merger", "The Parties - Hospitality and its Subsidiaries" and "The Merger Agreement - Material U.S. Federal Income Tax Consequences of the Merger", and under the last paragraph under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Purposes of and Reasons for the Merger; Certain Effects of the Merger" is incorporated herein by reference.

-------------------
*   Indicates Item is not applicable.

Item 8.  Fairness of the Transaction.
         ---------------------------

         (a)   Fairness.  The information set forth under the Sections of the
               --------
               Proxy Statement entitled "Summary Term Sheet - Recommendation of the Board of Directors", "Summary Term Sheet - Management Groups Determination of Fairness to Public Stockholders" and under the seventh and fourth to last paragraphs under the Section of the Proxy Statement entitled "The Merger and Related Special Factors
               - Background of the Company", the third and last two paragraphs under the Section of the Proxy Statement entitled "The Merger and Related Special Factors -Determination of Fairness of the Merger by the Independent Committee and the Board of Directors", the first paragraph of the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Determination of Fairness of the Merger by Hospitality, American and the Management Group" and the first paragraph under each Financial Advisor's section under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Opinions of Independent Committee's Financial Advisors" is incorporated herein by reference.
         (b)   Factors Considered in Determining Fairness.  The information set
               ------------------------------------------
               forth under the Sections of the Proxy Statement entitled "Summary Term Sheet - Opinions of Independent Committee's Financial Advisors", "The Merger and Related Special Factors - Determination of Fairness of the Merger by the Independent Committee and the Board of Directors", "The Merger and Related Special Factors - Determination of Fairness of the Merger by Hospitality, American and the Management Group", "The Merger and Related Special Factors - Opinions of Independent Committee's Financial Advisors" and beginning with the seventeenth paragraph under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Background of the Company" is incorporated herein by reference.
         (c)   Approval of Security Holders.  The information set forth under
               ----------------------------
               the Sections of the Proxy Statement entitled "Summary
               Term Sheet - Required Vote" and "The Special Meeting - Vote Required" and the last paragraph under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Determination of Fairness of the Merger by the Independent Committee and the Board of Directors" is incorporated herein by reference.
         (d)   Unaffiliated Representative.  The information set forth under the
               ---------------------------
               eighteenth paragraph under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Background of the Company" is incorporated herein by reference.
         (e)   Approval of Directors.  The information set forth under the
               ---------------------
               Sections of the Proxy Statement entitled "Summary Term Sheet - Recommendation of the Board of Directors" and the third to last paragraph under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Background of the Company" and the first paragraph under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Determination of Fairness of the Merger by the Independent Committee and the Board of Directors" is incorporated herein by reference.

         (f)   Other Offers.*
               ------------

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.
         ------------------------------------------------------

-------------------
*   Indicates Item is not applicable.

         (a)   Report, Opinion or Appraisal.  The information set forth under
               ----------------------------
               the Sections of the Proxy Statement entitled "Summary Term
               Sheet - Opinions of Independent Committee's Financial Advisors", "The Merger and Related Special Factors - Opinions of Independent Committee's Financial Advisors" and subparagraph (ii) of the second paragraph under the Section of the Proxy Statement entitled "Determination of Fairness of the Merger by the Independent Committee and the Board of Directors" is incorporated herein by reference.
         (b)   Preparer and Summary of the Report, Opinion or Appraisal.  The
               --------------------------------------------------------
               information set forth under the Sections of the Proxy Statement entitled "Summary Term Sheet - Opinions of Independent Committee's Financial Advisors", "The Merger and Related Special Factors - Opinions of Independent Committee's Financial
               Advisors" and subparagraph (ii) of the second paragraph under the Section of the Proxy Statement entitled "Determination of Fairness of the Merger by the Independent Committee and the Board of Directors" is incorporated herein by reference.
         (c)   Availability of Documents.  The financial opinions of Sanders
               -------------------------
               Morris Harris, Inc. and George K. Baum & Company set forth in Appendices II and III to the Proxy Statement, respectively, including the Amendment to George K. Baum & Company's opinion dated October 5, 2000 are incorporated herein by reference and shall also be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder of the Company or his or its representative who has been designated in writing. At the written request of such stockholder, a copy of such opinion will be sent, at the stockholder's expense, to such stockholder or his or its representative. The information set forth in Exhibit (c) to this Schedule 13E-3 will be made available for inspection and copying at the principal executive offices of the Company by any interested stockholder of the Company or his or its representative who has been designated in writing. At the written request of such stockholder, a copy of that Exhibit will be sent, at the stockholder's expense, to such stockholder or his or its representatives.

Item 10. Source and Amounts of Funds or Other Consideration.
         --------------------------------------------------

         (a)   Source of Funds.  The information set forth under the Section of
               ---------------
               the Proxy Statement entitled "Summary Term Sheet - Estimated Fees and Expenses; Source of Funds", "The Merger and Related Special Factors - Estimated Fees and Expenses; Source of Funds" and subparagraph (iv) of paragraph two under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Determination of Fairness of the Merger by the Independent Committee and the Board of Directors" is incorporated herein by reference.
         (b)   Conditions.  The information set forth under the Section of the
               ----------
               Proxy Statement entitled "The Merger and Related Special
               Factors - Estimated Fees and Expenses; Source of Funds" and subparagraph (iv) of paragraph two under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Determination of Fairness of the Merger by the Independent Committee and the Board of Directors" is incorporated herein by reference.
         (c)   Expenses.  The information set forth under the Sections of the
               --------
               Proxy Statement entitled "Summary Term Sheet - Estimated Fees and Expenses; Source of Funds", "The Merger and Related Special Factors - Estimated Fees

-------------------
*   Indicates Item is not applicable.

               and Expenses; Source of Funds" and "The Merger and Related Special Factors - Expenses" is incorporated hereby by reference.

         (d)   Borrowed Funds.  The information set forth under the Sections of
               --------------
               the Proxy Statement entitled "Summary Term Sheet - Estimated Fees and Expenses; Source of Funds", "The Merger and Related Special Factors - Estimated Fees and Expenses; Source of Funds" and subparagraph (iv) of paragraph two under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Determination of Fairness of the Merger by the Independent Committee and the Board of Directors" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.
         ---------------------------------------------

         (a)   Securities Ownership.  The information set forth under the
               --------------------
               Sections of the Proxy Statement entitled "The Merger and Related Special Factors - Conflicts of Interest" and "Security Ownership" is incorporated herein by reference.
         (b)   Securities Transactions.  The information set forth under the
               -----------------------
               Section of the Proxy Statement entitled "Purchases of Common Stock by and Other Transactions with Certain Persons" is incorporated hereby by reference.

Item 12. The Solicitation or Recommendation.
         ----------------------------------

         (d)   Intent to Tender or Vote in a Going-Private Transaction.
               -------------------------------------------------------
               The information set forth under the Section of the Proxy Statement entitled "Summary Term Sheet - Required Vote" and "The Special Meeting - Vote Required" is incorporated herein by reference.
         (e)   Recommendations of Others.  Information set forth under the
               -------------------------
               Section of the Proxy Statement entitled "Summary Term Sheet - Recommendation of the Board of Directors", "The Merger and Related Special Factors - Background of the Company" and "The Merger and Related Special Factors - Determination of Fairness of the Merger by the Independent Committee and the Board of Directors" is incorporated herein by reference.

Item 13. Financial Statements.
         --------------------

         (a)   Financial Information.  The information incorporated by reference
               ---------------------
               in the Proxy Statement under the Section entitled "Documents Incorporated By Reference" as filed with the SEC on Form 10-K for the year ended September 30, 1999 (beginning with page F-1 under the Section of the Form 10-K entitled "Consolidated
               Financial Statements") and on Form 10-Q under "Part I: Financial Information" for the quarters ended December 31, 1999, March 31, 2000, and June 30, 2000 and the current reports on Form 8-K dated August 16, 2000 and September 25, 2000 is incorporated herein by reference. This information may be obtained from the SEC as discussed under the Section of the Proxy Statement entitled "Available Information" and is incorporated herein by reference. In addition, the financial statements contained in the Company's Annual Report on Form 10-K for the year ended September 30, 1999 and the Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1999, March 31, 2000, and June 30, 2000, are incorporated herein by reference.
         (b)   Pro Forma Information.*
               ---------------------

-------------------
*   Indicates Item is not applicable.

         (c)   Summary Term Sheet Information.  The information set forth under
               ------------------------------
               the Section of the Proxy Statement entitled "Selected Financial Data" is incorporated herein by reference.

Item 14. Persons/Assets Retained, Employed, Compensated or Used.
         ------------------------------------------------------

         (a)   Solicitations or Recommendations.  The information set forth
               --------------------------------
               under the fourth paragraph under the Section of the Proxy Statement entitled "The Special Meeting - Proxies" is incorporated herein by reference.
         (b)   Employees and Corporate Assets.  The information set forth under
               ------------------------------
               the fourth paragraph under the Section of the Proxy Statement entitled "The Special Meeting - Proxies" is incorporated herein by reference.

Item 15. Additional Information.
         ----------------------

         Reference is hereby made to the Proxy Statement, which is incorporated in its entirety herein by reference.

Item 16. Exhibits.
         --------

         (a)(1) The Preliminary Proxy Statement of the Company filed with the Securities and Exchange Commission on September 22, 2000 is incorporated herein by reference.

         (a)(2) Proxy Card (included as an appendix to the Proxy Statement which is incorporated herein by reference).

         (a)(3) Letter to Stockholders from Robert H. McLean, President of the Company (included as an appendix to the Proxy Statement which is incorporated herein by reference).

         (a)(4) Notice of Special Meeting of Stockholders (included as an appendix to the Proxy Statement which is incorporated herein by reference).

         (b)      *

         (c)(1) Opinion of Sanders Morris Harris, Inc. dated August 11, 2000 is incorporated herein by reference to Appendix II of the Proxy Statement.

         (c)(2) Opinion of George K. Baum & Company dated August 11, 2000 is incorporated herein by reference to Appendix III of the Proxy Statement.

         (c)(3) Amendment to the Opinion of George K. Baum & Company dated October 5, 2000 is incorporated herein by reference to Appendix III of the Proxy Statement.

         (c)(4) Materials presented to the Board of Directors in connection with the fairness opinion of Sanders Morris Harris, Inc. dated August 11, 2000 are filed herewith.

         (c)(5) Materials presented to the Board of Directors in connection with the fairness opinion of George K. Baum & Company dated August 11, 2000 are filed herewith.

         (d) Form of Agreement and Plan of Merger by and among Hospitality Concepts, LLC, American Hospitality, LLC and BFX Hospitality Group, Inc. dated August 11, 2000 is incorporated herein by reference to Appendix I of the Proxy Statement.

-------------------
*   Indicates Item is not applicable.

         (e) The information set forth under the heading "The Merger and Related Special Factors" is incorporated herein by reference.

         (f) A copy of Section 262 of the Delaware General Corporation Law is attached to the Proxy Statement as Appendix IV and is incorporated herein by reference.

         (g)      *

         (h)      *

-------------------
*   Indicates Item is not applicable.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


     Dated: October 11,  2000.

                                        BFX HOSPITALITY GROUP, INC.


                                        By:     /S/ Robert H. McLean
                                           -------------------------------------
                                        Name:   ROBERT H. McLEAN
                                        Title:  President



                                        HOSPITALITY CONCEPTS, LLC


                                        By:     /S/ Robert H. McLean
                                           -------------------------------------
                                        Name:   ROBERT H. McLEAN
                                        Title:  President



                                        MANAGEMENT GROUP


                                                /S/ Robert H. McLean
                                        ----------------------------------------
                                        ROBERT H. McLEAN



                                                /S/ Walter D. Rogers, Jr.
                                        ----------------------------------------
                                        WALTER D. ROGERS, JR.



                                                /S/ Hampton Hodges
                                        ----------------------------------------
                                        HAMPTON HODGES



                                                /S/ Robert Korman
                                        ----------------------------------------
                                        ROBERT KORMAN

-------------------
*   Indicates Item is not applicable.

                                                /S/ Frank J. Milan
                                        ----------------------------------------
                                        FRANK J. MILAN



                                                /S/ Terry Kearney
                                        ----------------------------------------
                                        TERRY KEARNEY

-------------------
*   Indicates Item is not applicable.

                               INDEX TO EXHIBITS

Exhibit Number          Title
--------------          -----

     16(a)(1) The Preliminary Proxy Statement of the Company filed with the Securities and Exchange Commission on September 22, 2000 is incorporated herein by reference.

     16(a)(2) Proxy Card (included as an appendix to the Proxy Statement which is incorporated herein by reference).

     16(a)(3) Letter to Stockholders from Robert H. McLean, President of the Company (included as an appendix to the Proxy Statement which is incorporated herein by reference).

     16(a)(4) Notice of Special Meeting of Stockholders (included as an appendix to the Proxy Statement which is incorporated herein by reference).

     16(c)(1) Opinion of Sanders Morris Harris, Inc. dated August 11, 2000 is incorporated herein by reference to Appendix II of the Proxy Statement.

     16(c)(2) Opinion of George K. Baum & Company dated August 11, 2000 is incorporated herein by reference to Appendix III of the Proxy Statement.

     16(c)(3) Amendment to the Opinion of George K. Baum & Company dated October 5, 2000 is incorporated herein by reference to Appendix III of the Proxy Statement.

     16(c)(4) Materials presented to the Board of Directors in connection with the fairness opinion of Sanders Morris Harris, Inc. dated August 11, 2000 are filed herewith.

     16(c)(5) Materials presented to the Board of Directors in connection with the fairness opinion of George K. Baum & Company dated August 11, 2000 are filed herewith.

     16(d) Form of Agreement and Plan of Merger by and among Hospitality Concepts, LLC, American Hospitality, LLC and BFX Hospitality Group, Inc. dated August 11, 2000 is incorporated herein by reference to Appendix I of the Proxy Statement.

     16(e) The information set forth under the heading "The Merger and Related Special Factors" is incorporated herein by reference.

     16(f) A copy of Section 262 of the Delaware General Corporation Law is attached to the Proxy Statement as Appendix IV and is incorporated herein by reference.


-------------------
*   Indicates Item is not applicable.